

08003328

9 June 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

**SUPPL**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson ACIS
Assistant Company Secretary

*Encs.*

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

| Company | Trinity Mirror PLC |
|---|---|
| TIDM | TNI |
| Headline | Holding(s) in Company |
| Released | 15:25 09-Jun-08 |
| Number | 3013W15 |

RNS Number : 3013W
Trinity Mirror PLC
09 June 2008

## TR-1: Notifications of Major Interests in Shares

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Trinity Mirror Plc |
| **2. Reason for notification (yes/no)** | |
| An acquisition or disposal of voting rights | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | **YES** |
| Other (please specify):_____ | |
| **3. Full name of person(s) subject to notification obligation:** | **AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies** |
| | |

| | |
|---|---|
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 08/06/2008 |
| **6. Date on which issuer notified:** | 09/06/2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 16% |

| 8: Notified Details | | | | | | | |
|---|---|---|---|---|---|---|---|
| **A: Voting rights attached to shares** | | | | | | | |
| **Class/type of shares** If possible use ISIN code | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
| | **Number of shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percentage of voting rights** | |
| | | | | Direct | Indirect | Direct | Indirect |
| 0903994 | 41,468,779 | 41,468,779 | 4,026,181 | 3,990,128 | 37,478,651 | 1.54 | 14.47 |

**B: Financial Instruments**

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
| | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 41,468,779 | 16.01% |

| 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: | | |
|---|---|---|
| AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) | 200,000 | 0.07720% (Di |
| Sun Life Unit Assurance Ltd A/c X | 325,000 | 0.12544% (Di |
| Sun Life Unit Assurance Ltd A/c X | 105,000 | 0.04053% (Di |
| PPP Healthcare Group plc | 15,474 | 0.0597% (Dire |
| Sun Life Pensions Management Ltd A/c | 500,000 | 0.19299% (Di |
| Sun Life Assurance Society plc | 93,000 | 0.03590% (Di |
| AXA Insurance UK | 87,643 | 0.03383% (Di |
| AXA UK Group Pension Scheme | 9,000 | 0.00347% (Di |
| AXA Financial, Inc. | 36,988,984 | 14.27703% (Ii |
| Sun Life International (IOM) Ltd | 300,000 | 0.11579% (Ini |
| AXA France | 2,711 | 0.00105% (Di |
| AXA Financial, Inc * | 477,956 | 0.18448% (Ini |
| Sun Life Unit Assurance Ltd LTAV UK Equity | 71,235 | 0.02750% (Ini |
| Sun Life Unit Assurance Ltd ABL High Alpha | 197,700 | 0.07631% (Di |
| Sun Life Unit Assurance Ltd FTSE All Share Tracker | 45,660 | 0.01762% (Di |
| Sun Life Pensions Management LTAV UK Equity | 344,813 | 0.13309% (Di |
| Sun Life Pensions Management ABL High Alpha | 1,106,900 | 0.42724% (Di |
| Sun Life Pensions Management FTSE All Share Tracker | 253,567 | 0.09787% (Di |
| AXA Winterthur | 68,842 | 0.02657% (Di |
| Axa Sun Life with Profits Passive | 174,222 | 0.06725% (Di |
| Axa Sun Life with Profits Passive | 101,072 | 0.03901% (Di |
| Total Direct = | 3,990,128 | 1.54011% |
| Total Indirect = | 37,478,651 | 14.46603% |
| Total | 41,468,779 | 16.00615% |

| Proxy Voting: |
|---|
| 10. Name of proxy holder: |

| | |
|---|---|
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| | |
|---|---|
| 13. Additional information: | |
| 14 Contact name: | Terry Marsh |
| 15. Contact telephone name: | 020 7003 2637 |

This information is provided by RNS
The company news service from the London Stock Exchange

END

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